                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share,
              including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  965063 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Hugh M. Patinkin
                         155 N. Wacker Drive, Suite 500
                            Chicago, Illinois 60606
                                 (312) 782-6800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 12, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 965063 10 0               13D/A
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Hugh M. Patinkin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,824,648 shares*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    54,677 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,819,496 shares*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    54,677 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,879,325 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* Includes 995,981 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is the common stock, par value $.001 per share, including associated preferred stock purchase rights (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:

                  Hugh M. Patinkin

         (b)      Business Address:

                  Whitehall Jewellers, Inc.
                  155 N. Wacker Drive, Suite 500
                  Chicago, Illinois  60606

         (c)      Present Principal Occupation; Principal Business of the
                  Issuer:

                  Mr. Patinkin is the Chairman, President and Chief Executive Officer of the Issuer, which is the issuer of securities to which this statement relates. The Issuer is a specialty retailer of fine jewelry.

         (d)      No Criminal Convictions:

                  Mr. Patinkin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      No Civil Proceedings:

                  Mr. Patinkin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship.

                  Mr. Patinkin is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of June 12, 2002, Mr. Patinkin beneficially owned in the aggregate 1,879,325 shares of the Issuer's Common Stock. Based upon the number of shares of Common Stock outstanding as of the close of business on June 12, 2002, as reported by the Issuer's registrar and transfer agent to be 14,756,544, such shares beneficially owned by Mr. Patinkin constitute approximately 11.9% of the outstanding shares of the Issuer's Common Stock.

         (b)      (i)      Sole Power to Vote or Direct the Vote:

                           Mr. Patinkin has the sole voting power with respect to 1,824,648* shares of the Issuer's Common Stock.

                  (ii)     Shared Power to Vote or Direct the Vote:

                           Mr. Patinkin shares voting power with Matthew M. Patinkin and Mark A. Patinkin with respect to 54,677 shares of Common Stock held by the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94.

                  (iii)    Sole Power to Dispose or Direct the Disposition:

                           Mr. Patinkin has the sole dispositive power with respect to 1,819,496* shares of the Issuer's Common Stock.

                  (iv)     Shared Power to Dispose or Direct the Disposition:

                           Mr. Patinkin shares dispositive power with Matthew M. Patinkin and Mark A. Patinkin with respect to 54,677 shares of Common Stock held by the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94.

                  Matthew M. Patinkin is the Executive Vice President, Operations of the Issuer. Mark A. Patinkin is a journalist for Providence Journal located at 75 Fountain Street, Providence, RI 02902. Neither of these persons with whom Mr. Hugh Patinkin shares voting and dispositive power with respect to shares of Common Stock owned by him has ever been convicted in a criminal proceeding or been subject to a civil proceeding each as described in Item 2 above. Further, each of these persons is a United States Citizen.

         (c) On June 6, 2002, Mr. Patinkin sold 25,800 shares of the Issuer's Common Stock on the open market at a price per share of $21.0025. On June 7, 2002, Mr. Patinkin sold 12,060 shares of the Issuer's Common Stock on the open market at a price per share of $20.8297. On June 10, 2002, Mr. Patinkin sold 30,880 shares of the Issuer's Common Stock on the open market at a price per share of $20.748. On June 11, 2002, Mr. Patinkin sold 6,260 shares of the Issuer's Common Stock on the open market at a price per share of $20.7152. In addition, Mr. Patinkin made the following charitable gifts of shares of the Issuer's Common Stock: a gift of 478 shares on June 4, 2002, a gift of 2200 shares on June 5, 2002, a gift of 334 shares on June 5, 2002 and a gift of 1,550 shares on June 6, 2002.


         (d) Except as disclosed herein, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of, Issuer Common Stock beneficially owned by Mr. Patinkin.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 12, 2002, Mr. Patinkin entered into a Rule 10b5-1 Sales Plan (the "Sales Plan"), a form of which is filed herewith as Exhibit 8, in order to sell shares of the Issuer's Common Stock pursuant to the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the terms of the Sales Plan, Mr. Patinkin will exercise stock options previously granted to him by the Issuer covering up to 250,000 shares in the aggregate and, simultaneous with such exercises, will sell the underlying shares. Such sales will be effected by a broker during the thirteen months ending August 31, 2003 in monthly allotments based on the market price of the Common Stock. Each sale of Issuer Common Stock by Mr. Patinkin pursuant to the Sales Plan will be reported in accordance with the requirements of Sections 13 and 16 of the Exchange Act. The Sales Plan may be terminated by Mr. Patinkin or his broker upon the occurrence of certain events as specified in the Sales Plan. The share holdings of Mr. Patinkin reflected on this Amendment No. 2 to Schedule 13D constitute the holdings of Mr. Patinkin as of the date hereof, prior to the occurrence of any sales pursuant to the Sales Plan.




-------------------
         * Includes 995,981 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Number                     Description

              1* Nonqualified Stock Option Agreement dated as of May 7, 1996 between Hugh M. Patinkin and the Issuer.

              2* Incentive Stock Option Agreement dated as of March 18, 1999 between Hugh M. Patinkin and the Issuer.

              3* Incentive Stock Option Agreement dated June 8, 1999 between Hugh M. Patinkin and the Issuer.

              4* Nonqualified Stock Option Agreement dated February 4, 2000 between Hugh M. Patinkin and the Issuer.

              5* Restricted Stock Award Agreement dated as of February 29, 2000 between Hugh M. Patinkin and the Issuer.

              6** Nonqualified Stock Option Agreement dated February 23, 2001 between Hugh M. Patinkin and the Issuer.

              7** Restricted Stock Award Agreement dated as of March 11, 2002 between Hugh M. Patinkin and the Issuer.

              8               Form of Whitehall Jewellers, Inc. Rule 10b5-1
                              Sales Plan.


------------
* Previously filed with Schedule 13D filed on February 8, 2001.

** Previously filed with Amendment No. 1 to Schedule 13D filed on March 22,
   2002.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            July 9, 2002
                              ---------------------------------------------
                                                (Date)


                                        /s/ Hugh M. Patinkin
                              ---------------------------------------------
                                           (Signature)


                                Hugh M. Patinkin/Chairman, President & CEO
                              ---------------------------------------------
                                           (Name/Title)